WALTER INVESTMENT MANAGEMENT CORP.

1100 Virginia Drive, Suite 100

Fort Washington, PA 19034

January 29, 2018

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dave Gessert

Re:	Walter Investment Management Corp. and the other Applicants
Form T-3 (File No. 022-29050)

Ladies and Gentlemen:

We refer to Form T-3 (File No. 022-29050) (as amended, the “Form T-3”) of Walter Investment Management Corp. (the “Company”) and the other Applicants (as defined below), initially filed on November 6, 2017 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the second lien indenture, among the Company, as issuer, the guarantors party thereto (such guarantors, collectively with the Company, the “Applicants”) and Wilmington Savings Fund Society, FSB, as trustee and collateral agent, governing the Applicants’ new 9.0% Second Lien Senior Subordinated PIK Toggle Notes due 2024 (the “Indenture”).

On January 26, 2018, the Applicants filed Amendment No. 1 to the above referenced Form T-3. We hereby request the acceleration of the effectiveness of the above referenced Form T-3 as amended so that it may become effective at or prior to 5 p.m. (EDT) on January 30, 2018 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Frank Adams at (212) 310-8905 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Form T-3.

Very truly yours, WALTER INVESTMENT MANAGEMENT CORP.

By:	/s/ John J. Haas
Name: John J. Haas Title: General Counsel, Chief Legal Officer and Secretary